Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited)

at and for the three months ended on March 31, 2025

Contents

Condensed consolidated interim financial statements

Condensed consolidated interim income statement	3
Condensed consolidated interim statement of comprehensive income	4
Condensed consolidated interim balance sheet	5
Condensed consolidated interim statement of cash flows	6
Condensed consolidated interim statement of changes in shareholders’ equity	7

Notes to the condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Three months ended on March 31

All amounts in thousands of US Dollars, unless otherwise stated

	Note	March 31,	March 31,
		2025	2024
Net revenues	4	627,115	579,782
Cost of sales	5	(500,552)	(491,933)
Gross profit		126,563	87,849

Operating expenses
Selling, general and administrative	5	(35,110)	(33,531)
Mineral exploration and project evaluation	5	(15,952)	(12,742)
Impairment (loss) reversal of long-lived assets	17	(297)	17,219
Other income and expenses, net	6	(21,244)	(9,008)
		(72,603)	(38,062)
Operating income		53,960	49,787

Results from associates’ equity
Share in the results of associates		4,862	5,715

Net financial results	7
Financial income		8,856	5,013
Financial expenses		(54,711)	(50,904)
Other financial items, net		45,255	(22,042)
		(600)	(67,933)

Income (loss) before tax		58,222	(12,431)

Income tax (expense) benefit	8 (a)	(29,494)	416

Net income (loss) for the period		28,728	(12,015)
Attributable to NEXA's shareholders		11,849	(24,370)
Attributable to non-controlling interests		16,879	12,355
Net income (loss) for the period		28,728	(12,015)
Weighted average number of outstanding shares – in thousands		132,439	132,439
Basic and diluted earnings (losses) per share – USD		0.09	(0.18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Unaudited

Three months ended on March 31

All amounts in thousands of US Dollars, unless otherwise stated

	Note	March 31,	March 31,
		2025	2024
Net income (loss) for the period		28,728	(12,015)

Other comprehensive income (loss), net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	10 (c)	32	(118)
Deferred income tax	8 (b)	(44)	874
Translation adjustment of foreign subsidiaries		47,633	(25,225)
		47,621	(24,469)

Other comprehensive income, net of income tax - items that cannot be reclassified to the income statement
Changes in fair value of financial liabilities related to changes in the Company’s own credit risk	15 (b)	897	(596)
Deferred income tax	8 (b)	(306)	202
Changes in fair value of investments in equity instruments		(2,270)	677
		(1,679)	283
Other comprehensive income (loss) for the period, net of income tax		45,942	(24,186)

Total comprehensive income (loss) for the period		74,670	(36,201)
Attributable to NEXA’s shareholders		54,268	(47,063)
Attributable to non-controlling interests		20,402	10,862
Total comprehensive income (loss) for the period		74,670	(36,201)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A.

Condensed consolidated interim balance sheet

Unaudited

Three months ended on March 31

All amounts in thousands of US Dollars, unless otherwise stated

			Audited
	Note	March 31,	December 31,
		2025	2024
Assets
Current assets
Cash and cash equivalents		394,824	620,537
Financial investments		6,382	19,693
Other financial instruments	10 (a)	13,317	5,279
Trade accounts receivables		155,745	140,793
Inventory	11	354,014	325,196
Recoverable income tax		11,796	7,575
Other assets		76,448	88,195
		1,012,526	1,207,268

Non-current assets
Investments in equity instruments		2,823	5,093
Other financial instruments	10 (a)	20,067	3
Deferred income tax	8 (b)	273,603	236,887
Recoverable income tax		6,009	5,540
Other assets		195,656	135,726
Investments in associates		36,758	29,488
Property, plant and equipment	12 (a)	2,200,535	2,097,508
Intangible assets	13 (a)	829,152	834,687
Right-of-use assets	14 (a)	96,046	85,265
		3,660,649	3,430,197

Total assets		4,673,175	4,637,465

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	15 (a)	57,269	50,883
Lease liabilities	14 (b)	38,494	32,747
Other financial instruments	10 (a)	9,303	8,523
Trade payables		365,665	443,288
Confirming payables		267,862	268,175
Dividends payable		23,615	3,707
Asset retirement, restoration and environmental obligations	16	44,596	47,561
Provisions		18,967	13,481
Contractual obligations		34,239	31,686
Salaries and payroll charges		42,165	70,234
Tax liabilities		15,463	54,772
Other liabilities		106,138	120,236
		1,023,776	1,145,293

Non-current liabilities
Loans and financings	15 (a)	1,724,607	1,711,750
Lease liabilities	14 (b)	69,260	63,152
Other financial instruments	10 (a)	62,428	28,611
Asset retirement, restoration and environmental obligations	16	248,491	231,825
Tax liabilities		108,143	96,563
Provisions		31,151	32,151
Deferred income tax	8 (b)	161,240	132,535
Contractual obligations		59,144	69,272
Other liabilities		68,137	66,020
		2,532,601	2,431,879

Total liabilities		3,556,377	3,577,172

Shareholders’ equity
Attributable to NEXA’s shareholders		869,203	813,930
Attributable to non-controlling interests		247,595	246,363
		1,116,798	1,060,293
Total liabilities and shareholders’ equity		4,673,175	4,637,465

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Three months ended on March 31

All amounts in thousands of US Dollars, unless otherwise stated

	Note	March 31,	March 31,
		2025	2024
Cash flows from operating activities
Income (loss) before tax		58,222	(12,431)
Depreciation and amortization	5	65,809	76,989
Impairment reversal (loss) of long-lived assets	17	297	(17,219)
Share in the results of associates		(4,862)	(5,715)
Interest, foreign exchange and other financial effects		28,077	44,926
Loss on sale and write-off of property, plant and equipment	6	101	189
Changes in provisions and other assets impairments		7,918	1,731
Changes in fair value of loans and financings	15 (b)	(848)	3,304
Debt modification gain	15 (b)	-	(3,142)
Changes in fair value of derivative financial instruments		(1,454)	555
Changes in fair value of energy forward contracts	10 (d)	(6,172)	(4,399)
Changes in fair value of offtake agreement	10 (e)	11,236	1,813
Price cap realized in offtake agreement	10 (e)	(773)	(69)
Decrease (increase) in assets
Trade accounts receivables		(11,928)	(44,030)
Inventory		(22,161)	(16,809)
Other financial instruments		2,707	(3,094)
Other assets		(60,637)	(3,393)
Increase (decrease) in liabilities
Trade payables		(113,017)	(28,348)
Confirming payables		(2,387)	(13,980)
Other liabilities		(57,818)	(14,949)
Cash used in operating activities		(107,690)	(38,071)
Interest paid on loans and financings	15 (b)	(29,657)	(31,037)
Interest paid on lease liabilities	14 (b)	(1,853)	(2,197)
Income tax paid		(44,071)	(14,331)
Net cash used in operating activities		(183,271)	(85,636)
Cash flows from investing activities
Additions of property, plant and equipment	12 (a)	(50,454)	(74,408)
Additions of intangible assets	13 (a)	(278)	(879)
Net sales of financial investments		16,356	1,513
Purchase of non-controlling interest shares	1(c)	(11)	-
Subsidiary acquisition cash effects, net	1(d)	997	-
Proceeds from the sale of property, plant and equipment		221	71
Net cash used in investing activities		(33,169)	(73,703)
Cash flows from financing activities
New loans and financings	15 (b)	-	30,244
Payments of loans and financings	15 (b)	(6,548)	(7,042)
Payments of lease liabilities	14 (b)	(8,577)	(5,145)
Dividends paid		(329)	(94)
Capital contribution of non-controlling interest to subsidiary	1 (c)	1,864	-
Net cash provided by (used in) financing activities		(13,590)	17,963

Foreign exchange effects on cash and cash equivalents		4,317	(2,589)

Decrease in cash and cash equivalents		(225,713)	(143,965)
Cash and cash equivalents at the beginning of the period		620,537	457,259
Cash and cash equivalents at the end of the period		394,824	313,294
Non-cash investing and financing transactions
Additions to right-of-use assets		(16,510)	(9,470)
Write-offs of property, plant and equipment		322	260
Consolidation effect on subsidiary acquisition		210	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A.

Condensed consolidated interim statement of of changes in shareholders’ equity

Unaudited

Three months ended on March 31

All amounts in thousands of US Dollars, unless otherwise stated

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2024	132,438	1,012,629	1,245,418	(1,031,325)	(161,836)	1,197,324	254,713	1,452,037
Net (loss) income for the period	-	-	-	(24,370)	-	(24,370)	12,355	(12,015)
Other comprehensive loss for the period	-	-	-	-	(22,693)	(22,693)	(1,493)	(24,186)
Total comprehensive (loss) for the period	-	-	-	(24,370)	(22,693)	(47,063)	10,862	(36,201)
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(913)	(913)
Total distributions to shareholders	-	-	-	-	-	-	(913)	(913)
March 31, 2024	132,438	1,012,629	1,245,418	(1,055,695)	(184,529)	1,150,261	264,662	1,414,923

	Capital	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Non-controlling interests	Total shareholders’ equity
January 1, 2025	132,438	1,012,629	1,245,418	(1,240,990)	(335,565)	813,930	246,363	1,060,293
Net income for the period	-	-	-	11,849	-	11,849	16,879	28,728
Other comprehensive income for the period	-	-	-	-	42,419	42,419	3,523	45,942
Total comprehensive income for the period	-	-	-	11,849	42,419	54,268	20,402	74,670
Dividends distribution to non-controlling interests	-	-	-	-	-	-	(20,018)	(20,018)
Capital contribution of non-controlling interest to subsidiary – note 1 (c)	-	-	-	-	-	-	1,864	1,864
Effects of transactions with non-controlling interest in subsidiary - note 1 (c)	-	-	-	1,005	-	1,005	(1,016)	(11)
Total contributions by and distributions to shareholders	-	-	-	1,005	-	1,005	(19,170)	(18,165)
March 31, 2025	132,438	1,012,629	1,245,418	(1,228,136)	(293,146)	869,203	247,595	1,116,798

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA” or “Parent Company”) is a public limited liability company (société anonyme) incorporated and domiciled in the Grand Duchy of Luxembourg. Its shares are publicly traded on the New York Stock Exchange (“NYSE”).

The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) operate large-scale, mechanized underground and open pit mines, as well as smelters. The Company owns and operates three polymetallic mines in Peru and two polymetallic mines in Brazil. Additionally, the Company owns and operates a zinc smelter in Peru and two zinc smelters in Brazil.

NEXA’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.68% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement, and energy companies, among others.

1.1	Main events for the three-months ended on March 31, 2025

(a)	Other tax claim payments

In January 2025, the Company paid USD 18,300 related to uncertain income tax position of Nexa Peru 2018 (for further details see note 8 (c)) and USD 23,992 related to uncertain income tax position of Nexa CJM 2017. Both payments were made to obtain penalty and interest reductions and the likelihood of loss for both proceedings is considered possible. Such payments do not represent a recognition of the tax debt, and the Company will proceed with its legal defense before the applicable instances. These payments were recognized as “judicial deposits and other tax claim payments” within “other assets in the long-term”.

A provision may be recorded against such amounts if the likelihood of loss of said proceedings turns out to be probable. Additionally, the payments could be recovered in cash if the Company´s defenses prevail or compensated with other tax debts.

(b)	Dividends distribution and share premium reimbursement

On February 20, 2025, the Company’s Board of Directors recommended, subject to approval at the Company’s Annual General Meeting expected to be held on or around May 8, 2025, a cash distribution to shareholders of approximately USD 13,400, expected to be paid on June 24, 2025, as share premium reimbursement, in accordance with the dividend policy effective in January 2025.

On March 28, 2025, Nexa Resources Peru S.A.A approved the distribution and payment of dividends totaling USD 100,000. Nexa CJM is entitled to receive USD 82,432 for its shares, Nexa Resources S.A. will receive USD 179, and the non-controlling interest is entitled to USD 17,389. Payments will be made in two equal installments of USD 50,000 each, based on the ownership percentage of each shareholder on the payment date. Payments are expected to be made on April 30, 2025, and September 30, 2025.

On March 31, 2025, Pollarix’s Board of Directors approved the distribution and payment of dividends totaling USD 3,309 (BRL 19,378), related to the 2024 earnings. Nexa BR is entitled to USD 680 (BRL 3,896) for common shares, and the non-controlling interest is entitled to USD 2,629 (BRL 15,391) for preferred shares. These payments are expected to be made by December 31, 2025. During the first quarter of 2025, Nexa Resources Peru S.A.A paid USD 329 in dividends to non-controlling interests related to previous periods.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Capital increase and effects of transactions with non-controlling interest in the subsidiary Nexa Atacocha

On January 15, 2025, Nexa El Porvenir paid USD 3,453 for the acquisition of Atacocha´s 364,668 thousand shares (25,112 thousand class A common shares and 339,556 thousand class B common shares) and non-controlling shareholders paid USD 1,864 for the acquisition of Atacocha´s 221,117 thousand shares (223 thousand class A common shares and 220,894 thousand class B common shares). The subscription and payment process for the shares related to the capital increase through new monetary contributions by Nexa Atacocha approved on November 18, 2024, was completed and 100% of the Class A shares and Class B shares, representing 1,203,513 and 979,353, thousands respectively, were fully subscribed. Nexa El Porvenir subscribed for its portion of the new shares in December 2024, while non-controlling shareholders completed their subscription in January 2025. Consequently, as of December 31, 2024, Nexa El Porvenir recognized a loss as a result of this capital increase, considering Atacocha’s negative equity value.

In the first quarter of 2025, following the non-controlling shareholders’ subscription, the Company recorded a gain of USD 1,024 in equity attributable to owners of the controlling interest, reflecting a new capital disproportion and a corresponding loss for non-controlling interests.

Additionally, during the first quarter of 2025, Nexa El Porvenir paid USD 11 to acquire an additional 1,043 thousand class B common shares of Nexa Atacocha, representing a 0.03% stake. However, given Atacocha´s negative equity value, the transaction resulted in a gain of USD 8 for the non-controlling interests, totaling a loss of USD 19 for Nexa El Porvenir.

In summary, after these transactions, Nexa’s participation in Nexa Atacocha decreased from 86.65% on December 31, 2024, to 82.11%, with a gain of USD 1,005 in equity attributable to the owners of the controlling interest and a loss of USD 1,016 in equity attributable to non-controlling shareholders.

(d)	Acquisition of new subsidiary in Peru

In January 2025, the subsidiary Nexa Peru acquired 100% of the equity interest in a new subsidiary, Votorantim CSC S.A.C., a provider of shared administrative, tax, and accounting services, from its majority shareholder Votorantim S.A. The acquisition included a net asset value of USD 949, with a purchase price of USD 924, resulting in a gain of USD 25 recognized in profit or loss. The transaction had a net cash effect of USD 997, calculated as the difference between the cash and cash equivalents of the acquired subsidiary and the amount paid at the acquisition date.

(e)	Impact of new United States tariff decisions

On April 2, 2025, the US president issued an Executive Order regulating imports through a reciprocal tariff mechanism which involved additional tariffs on approximately 90 nations. Under this order, a 10% customs duty was imposed on goods imported into the U.S. from all countries, with duties of up to 50% on imports from specific countries. These measures were enacted pursuant to the International Emergency Economic Powers Act (IEEPA).

This recent imposition of tariffs by the United States, along with possible retaliatory measures by some other countries, may introduce additional volatility to global trade and, consequently, to the market prices of our products in 2025 and the near future, among other effects. The Company is actively monitoring the situation but cannot yet estimate the impact of these measures on its operations and results.

Moreover, ongoing international trade tensions may heighten the risk of a global economic recession, potentially leading to reduced demand for commodities and downward pressure on commodity prices. The uncertainty surrounding the potential effects of such tariffs represents a significant risk that could materially and adversely affect the Company’s business and results of operations, and consequently its financial performance.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

2	Information by business segment

Segment performance is assessed based on Adjusted EBITDA, since net financial results, comprising financial income and expenses and other financial items, and income tax are managed at the corporate level and are not allocated to operating segments.

The Company defines Adjusted EBITDA as follows: net income (loss) for the year/period, adjusted by (i) share in the results of associates, depreciation and amortization, net financial results and income tax; (ii) addition of cash dividends received from associates; (iii) non-cash events and non-cash gains or losses that do not specifically reflect its operational performance for the specific period, such as: gain (loss) on sale of investments; impairment and impairment reversals; gain (loss) on sale of long-lived assets; write-offs of long-lived assets; remeasurement in estimates of asset retirement obligations; and other restoration obligations; and (iv) pre-operating and ramp-up expenses incurred during the commissioning and ramp-up phases of greenfield projects. In addition, management may adjust the effect of certain types of transactions that in its judgments are (i) events that are non-recurring, unusual or infrequent, and (ii) other specific events that, by their nature and scope, do not reflect Nexa’s operational performance for the year/period.

The adjusted EBITDA is derived from internal information prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) and based on accounting measurements and management reclassifications between income statement lines items, which are reconciled to the consolidated financial statements in the column “Adjustments”, as shown in the tables below. These adjustments include reclassifications of certain overhead costs and revenues from “Other income and expenses, net” to “Net Revenues, Cost of sales and/or Selling”, “General and administrative expenses”.

The Company uses customary market terms for intersegment sales. The Company’s corporate headquarters expenses are allocated to the operating segments to the extent they are included in the measures of performance used by the Chief operating decision maker (CODM).

The presentation of segments results and reconciliation with income before income tax in the consolidated income statement is as follows:

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

					March 31,
					2025
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	313,232	453,563	(142,402)	2,722	627,115
Cost of sales	(214,974)	(424,415)	142,402	(3,565)	(500,552)
Gross profit	98,258	29,148	-	(843)	126,563

Selling, general and administrative	(18,372)	(17,389)	-	651	(35,110)
Mineral exploration and project evaluation	(15,191)	(768)	-	7	(15,952)
Impairment loss of long-lived assets	(297)	-	-	-	(297)
Other income and expenses, net	(22,084)	1,396	-	(556)	(21,244)
Operating (loss) income	42,314	12,387	-	(741)	53,960

Depreciation and amortization	42,140	22,942	-	727	65,809
Miscellaneous adjustments	9,224	(3,983)	-	-	5,241
Adjusted EBITDA	93,678	31,346	-	(14)	125,010
Changes in fair value of offtake agreement - note 10 (e) / (i)					(10,463)
Impairment loss of long-lived assets - Note 17					(297)
Loss on sale and write-off of property, plant and equipment					101
Remeasurement in estimates of asset retirement obligations – Note 16 (a)					(817)
Energy forward contracts Note 10 (d)/(ii)					6,172
Other restoration obligations					63
Miscellaneous adjustments					(5,241)
Depreciation and amortization					(65,809)
Share in result of associate					4,862
Net financial results					(600)
Income before income tax					58,222

bookmark

					March 31,
					2024
	Mining	Smelting	Intersegment sales	Adjustments	Consolidated
Net revenues	293,934	418,356	(137,425)	4,917	579,782
Cost of sales	(251,399)	(372,550)	137,425	(5,409)	(491,933)
Gross profit	42,535	45,806	-	(492)	87,849

Selling, general and administrative	(17,168)	(15,300)	-	(1,063)	(33,531)
Mineral exploration and project evaluation	(11,733)	(1,009)	-	-	(12,742)
Impairment loss of long-lived assets	17,219	-	-	-	17,219
Other income and expenses, net	(12,604)	2,731	-	865	(9,008)
Operating (loss) income	18,249	32,228	-	(690)	49,787

Depreciation and amortization	56,482	20,054	-	453	76,989
Miscellaneous adjustments	3,251	(1,588)	-	-	1,663
Adjusted EBITDA	77,982	50,694	-	(237)	128,439
Changes in fair value of offtake agreement - note 10 (e) / (i)					(1,813)
Impairment loss of long-lived assets					17,219
Impairment of other assets					(307)
Aripuanã ramp-up impacts					(13,819)
Loss on sale of property, plant and equipment					(189)
Remeasurement in estimates of asset retirement obligations					(2,625)
Energy forward contracts (ii)					4,399
Other restoration obligations					(1,354)
Divestment and restructuring					(3,174)
Miscellaneous adjustments					(1,663)
Depreciation and amortization					(76,989)
Share in result of associate					5,715
Net financial results					(67,933)
Loss before income tax					(12,431)

(i) This amount represents the change in the fair value of the offtake agreement described in note 10 (e), which is being measured at Fair value through profit or loss (“FVTPL”). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

(ii) The fair value adjustment of the energy surplus resulting from electric energy purchase contracts of NEXA’s subsidiary, Pollarix, as disclosed in note 10 (d). This change in fair value is a non-cash item and has not been considered in the Company’s Adjusted EBITDA calculation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
11 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

3	Basis of preparation of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements as at and for the three months ended on March 31, 2025, have been prepared in accordance with the International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with the ® IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present, as supplementary information, the condensed consolidated interim statement of cash flows for the three-month periods ended on March 31, 2025, and 2024. The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended on March 31, 2025, and 2024 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by the IFRS Accounting Standards for annual consolidated financial statements and accordingly, should be read in conjunction with the Company’s audited consolidated financial statements for the year ended on December 31, 2024, prepared in accordance with the IFRS Accounting Standards as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2024.

The Company has not early adopted any new standards, interpretations or amendments that have been issued but are not yet effective.

The preparation of these condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses for the end period. Such estimates and assumptions mainly affect the carrying amounts of the Company’s goodwill, contractual obligations, non-current assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. These critical accounting estimates and assumptions represent approximations that are uncertain and changes in those estimates and assumptions could materially impact on the Company’s condensed consolidated interim financial statements.

The critical judgments, estimates and assumptions in the application of accounting principles during the three months ended on March 31, 2025, are the same as those disclosed in the Company’s audited consolidated financial statements for the year ended on December 31, 2024.

These condensed consolidated interim financial statements for the three months ended on March 31, 2025, were approved on April 29, 2025, to be issued in accordance with a resolution of the Board of Directors.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

3.1	Revision of the previously issued consolidated interim financial statements

During the third quarter of 2024, the Company identified an error in the previously issued consolidated financial statements for the years ended December 31, 2023, and 2022 related to the recognition of contracts containing lease arrangements. The error resulted in the non-recognition of right-of-use assets and lease liabilities, as well as the misstatement of costs and expenses that should have been recognized through the amortization of right-of-use assets and interest expense on lease liabilities, instead of being recorded as costs and operational expenses related to third-party services.

The Company revised the comparative information for the first quarter of 2024 to reflect the adjustments and the revisions through the recognition of right-of-use assets of USD 62,539 and lease liabilities of USD 68,332 in the Company’s consolidated balance sheet as of January 1st, 2024, as well as the corresponding impacts on the financial statements as of March 31, 2024.

3.1.1	Consolidated financial impacts

The following tables present the adjustments and the revised figures to the previously issued condensed consolidated interim financial statements.

(a)	Consolidated income statement
			March 31, 2024
	(As previously reported)	Adjustments	(Revised)
Cost of sales	(493,193)	1,260	(491,933)
Gross profit	86,589	1,260	87,849

Operating expenses
Selling, general and administrative	(33,634)	103	(33,531)
Mineral exploration and project evaluation	(12,798)	56	(12,742)
	(38,221)	159	(38,062)
Operating (loss) income	48,368	1,419	49,787

Net financial results
Financial expenses	(48,958)	(1,946)	(50,904)
	(65,987)	(1,946)	(67,933)

Loss before income tax	(11,904)	(527)	(12,431)

Income tax benefit (expense)	416	-	416

Net (loss) for the period	(11,488)	(527)	(12,015)
Attributable to NEXA's shareholders	(23,843)	(527)	(24,370)
Attributable to non-controlling interests	12,355	-	12,355
Net (loss) for the period	(11,488)	(527)	(12,015)
Weighted average number of outstanding shares – in thousands	132,439	-	132,439
Basic and diluted loss per share – USD	(0.18)	-	(0.18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Consolidated cash flow
			March 31, 2024
	(As previously reported)	Adjustments	(Revised)
Loss before income tax	(11,904)	(527)	(12,431)
Depreciation and amortization	72,567	4,422	76,989
Interest and foreign exchange effects	43,276	1,650	44,926
Cash provided by operating activities	(43,616)	5,545	(38,071)
Interest paid on lease liabilities	(595)	(1,602)	(2,197)
Net cash provided by operating activities	(89,579)	3,943	(85,636)
Payments of lease liabilities	(1,202)	(3,943)	(5,145)
Net cash used in financing activities	21,906	(3,943)	17,963
Increase (decrease) in cash and cash equivalents	(143,965)	-	(143,965)
Cash and cash equivalents at the beginning of the period	457,259	-	457,259
Cash and cash equivalents at the end of the period	313,294	-	313,294
Non-cash investing and financing transactions
Additions to right-of-use assets	(3,684)	(5,786)	(9,470)

(c)	Consolidated Earnings per share
			March 31, 2024
	(As previously reported)	Adjustments	(Revised)
Net (loss) for the period attributable to NEXA's shareholders	(23,843)	(527)	(24,370)
Weighted average number of outstanding shares – in thousands	132,439	-	132,439
Earnings (losses) per share - USD	(0.18)	-	(0.18)

(d)	Consolidated statement of comprehensive income
			March 31,
			2024
	(As previously reported)	Adjustments	(Revised)
Net (loss) for the period	(11,488)	(527)	(12,015)

Translation adjustment of foreign subsidiaries	(29,295)	4,070	(25,225)
	(28,539)	4,070	(24,469)

Other comprehensive (loss) for the period, net of income tax	(28,256)	4,070	(24,186)

Other comprehensive (loss) for the period, net of income tax	(39,744)	3,543	(36,201)
Attributable to NEXA’s shareholders	(50,606)	3,543	(47,063)
Attributable to non-controlling interests	10,862	-	10,862
Other comprehensive (loss) for the period, net of income tax	(39,744)	3,543	(36,201)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(e)	Consolidated statement of changes in shareholders’ equity
												March 31, 2024
	(As previously reported)				Adjustments				(Revised)

	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total NEXA’s shareholders	Total shareholders’ equity
At January 1, 2024	(1,030,435)	(158,129)	1,201,921	1,456,634	(890)	(3,707)	(4,597)	(4,597)	(1,031,325)	(161,836)	1,197,324	1,452,037
Net loss for the period	(23,843)	-	(23,843)	(11,488)	(527)	-	(527)	(527)	(24,370)	-	(24,370)	(12,015)
Other comprehensive loss for the period	-	(26,763)	(26,763)	(28,256)	-	4,070	4,070	4,070	-	(22,693)	(22,693)	(24,186)
Total comprehensive loss for the period	(23,843)	(26,763)	(50,606)	(39,744)	(527)	4,070	3,543	3,543	(24,370)	(22,693)	(47,063)	(36,201)
At March 31, 2024	(1,054,278)	(184,892)	1,151,315	1,415,977	(1,417)	363	(1,054)	(1,054)	(1,055,695)	(184,529)	1,150,261	1,414,923

(f)	Consolidated information by business segment
									March 31,
									2024
	(As previously reported)			Adjustments			(Revised)
	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated	Mining	Smelting	Consolidated
Cost of sales	(252,354)	(372,855)	(493,193)	955	305	1,260	(251,399)	(372,550)	(491,933)
Gross profit	41,580	45,501	86,589	955	305	1,260	42,535	45,806	87,849
Selling, general and administrative	(17,230)	(15,341)	(33,634)	62	41	103	(17,168)	(15,300)	(33,531)
Mineral exploration and project evaluation	(11,787)	(1,011)	(12,798)	54	2	56	(11,733)	(1,009)	(12,742)
Operating (loss) income	17,178	31,880	48,368	1,071	348	1,419	18,249	32,228	49,787
Depreciation and amortization	53,245	18,869	72,567	3,237	1,185	4,422	56,482	20,054	76,989
Adjusted EBITDA	73,674	49,161	122,598	4,308	1,533	5,841	77,982	50,694	128,439
Depreciation and amortization			(72,567)			(4,422)			(76,989)
Net financial results			(65,987)			(1,946)			(67,933)
Loss before income tax			(11,904)			(527)			(12,431)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(g)	Consolidated changes in right-of-use
															March 31,
															2024
	(As previously reported)					Adjustments					(Revised)
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
Balance at the beginning of the period
Cost	6,278	16,079	317	22,766	45,440	10,049	59,553	747	(4,227)	66,122	16,327	75,632	1,064	18,539	111,562
Accumulated amortization	(3,890)	(9,350)	(184)	(20,788)	(34,212)	(79)	(14,482)	(513)	12,542	(2,532)	(3,969)	(23,832)	(697)	(8,246)	(36,744)
Balance at the beginning of the period	2,388	6,729	133	1,978	11,228	9,970	45,071	234	8,315	63,590	12,358	51,800	367	10,293	74,818
New contracts	18	3,169	-	497	3,684	-	3,511	-	2,275	5,786	18	6,680	-	2,772	9,470
Amortization	(250)	(845)	(26)	(550)	(1,671)	(42)	(3,387)	(40)	(953)	(4,422)	(292)	(4,232)	(66)	(1,503)	(6,093)
Remeasurement	-	-	-	-	-	(485)	50	-	-	(435)	(485)	50	-	-	(435)
Foreign exchange effects	3	(14)	-	(3)	(14)	(304)	(1,399)	(6)	(270)	(1,979)	(301)	(1,413)	(6)	(273)	(1,993)
Balance at the end of the period	2,159	9,039	107	1,922	13,227	9,139	43,846	188	9,367	62,540	11,298	52,885	295	11,289	75,767
Cost	6,184	18,969	317	22,710	48,180	9,257	61,238	724	(1,840)	69,379	15,441	80,207	1,041	20,870	117,559
Accumulated amortization	(4,025)	(9,930)	(210)	(20,788)	(34,953)	(118)	(17,392)	(536)	11,207	(6,839)	(4,143)	(27,322)	(746)	(9,581)	(41,792)
Balance at the end of the period	2,159	9,039	107	1,922	13,227	9,139	43,846	188	9,367	62,540	11,298	52,885	295	11,289	75,767

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(h)	Consolidated changes in lease liabilities
			March 31,
			2024
	(As previously reported)	Adjustments	(Revised)
Balance at the beginning of the period	9,219	68,187	77,406
New contracts	3,684	5,786	9,470
Payments of lease liabilities	(1,202)	(3,943)	(5,145)
Interest paid on lease liabilities	(595)	(1,602)	(2,197)
Remeasurement	-	(435)	(435)
Accrued interest	175	1,946	2,121
Foreign exchange effects	22	(1,608)	(1,586)
Balance at the end of the period	11,303	68,331	79,634
Current liabilities	4,623	21,166	25,789
Non-current liabilities	6,680	47,165	53,845
4	Net revenues
	March 31,	March 31,
	2025	2024
Gross billing (i)	689,436	634,477
Billing from products	667,215	609,219
Billing from freight, contracting insurance services and others	22,221	25,258
Taxes on sales	(61,710)	(54,067)
Return of products sales	(611)	(628)
Net revenues	627,115	579,782

(i) Gross billing increased in the three-month period ended on March 31, 2025, compared to the same period in 2024 mainly due to higher metal prices and increased smelter sales volume.

5	Expenses by nature
				March 31,
				2025
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(270,541)	-	-	(270,541)
Third-party services	(109,801)	(9,951)	(10,354)	(130,106)
Depreciation and amortization	(65,052)	(591)	(166)	(65,809)
Employee benefit expenses	(48,010)	(16,586)	(3,081)	(67,677)
Other expenses	(7,148)	(7,982)	(2,351)	(17,481)
	(500,552)	(35,110)	(15,952)	(551,614)

				March 31,
				2024
	Cost of sales (i)	Selling, general and administrative	Mineral exploration and project evaluation	Total
Raw materials and consumables used	(259,791)	-	-	(259,791)
Third-party services	(100,306)	(10,810)	(7,858)	(118,974)
Depreciation and amortization	(76,040)	(847)	(102)	(76,989)
Employee benefit expenses	(52,559)	(17,282)	(2,801)	(72,642)
Other expenses	(3,237)	(4,592)	(1,981)	(9,810)
	(491,933)	(33,531)	(12,742)	(538,206)

(i) During the first quarter of 2025, the Company recognized USD 2,888 in Cost of sales related to idle capacity cost in Juiz de fora due to the temporary shutdown of an emissions control system. For March 31, 2024, the Company recognized an amount of USD 19,295 (including depreciation of USD 5,135) related to the idleness of Aripuanã mine and plant capacity incurred during the ramp-up phase and USD 1,599 in El Porvenir due to the suspension of the mine for some days.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

6	Other income and expenses, net

bookmark

	March 31,	March 31,
	2025	2024
Changes in fair value of energy forward contracts - note 10 (d)	6,172	4,399
Changes in fair value of derivative financial instruments - note 10 (c)	(29)	(13)
Loss on sale and write-off of property, plant and equipment	(101)	(189)
Changes in asset retirement, restoration and environmental obligations – note 16 (a) (ii)	(933)	(4,591)
Contribution to communities	(1,651)	(1,554)
Slow moving and obsolete inventory	(3,837)	3,421
Provision for legal claims	(5,887)	(3,746)
Changes in fair value of offtake agreement - note 10 (e)	(11,236)	(1,813)
Others	(3,742)	(4,922)
	(21,244)	(9,008)
7	Net financial results
	March 31,	March 31,
	2025	2024
Financial income
Interest income on financial investments and cash equivalents	3,185	1,789
Monetary adjustments on assets	1,198	1,714
Interest on tax credits	220	95
Other financial income	4,253	1,415
	8,856	5,013

Financial expenses
Interest on loans and financings	(32,231)	(29,020)
Interest accrual on asset retirement and environmental obligations - note 16 (a)	(6,181)	(6,718)
Interest on other liabilities	(5,735)	(4,220)
Interest on factoring operations and confirming payables	(3,752)	(3,716)
Interest on lease liabilities - note 14 (b)	(2,216)	(2,121)
Interest on contractual obligations	(840)	(977)
Other financial expenses	(3,756)	(4,132)
	(54,711)	(50,904)

Other financial items, net
Changes in fair value of derivative financial instruments – note 10 (c)	35	22
Debt modification gain - Note 15 (b)	-	3,142
Changes in fair value of loans and financings – note 15 (b)	848	(3,304)
Foreign exchange (losses) gains (i)	44,372	(21,902)
	45,255	(22,042)

Net financial results	(600)	(67,933)

(i) The amounts for the three-month period ended in March, 31 2025, are mainly due to exchange variation on the outstanding USD accounts receivable and payable of Nexa BR with Nexa, intercompany loan between Nexa BR and its related parties, for which the exchange variation is not eliminated in the consolidation process, and loans in foreign currency. These transactions were affected by the volatility of the Brazilian Real (“BRL”), which appreciated against the USD during 2025 (after depreciating during 2024).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

8	Current and deferred income tax
(a)	Reconciliation of income tax (expense) benefit

bookmark

	March 31,	March 31,
	2025	2024
Income (loss) before income tax	58,222	(12,431)
Luxembourg statutory income tax rate (i)	23.87%	24.94%

Expected income tax benefit (expense) at statutory rate	(13,898)	3,100
Tax effects of translation of non-monetary assets/liabilities to functional currency	7,273	2,514
Special mining levy and special mining tax	(3,235)	(820)
Difference in tax rate of subsidiaries outside Luxembourg	(6,771)	2,546
Unrecognized deferred tax on net operating losses	(9,572)	(3,287)
Uncertain income tax treatment	4,167	(4,370)
Estimated annual income tax effective rate effect	(3,368)	(3,007)
Other permanent tax differences	(4,090)	3,740
Income tax (expense) benefit	(29,494)	416

Current	(21,285)	(16,330)
Deferred	(8,209)	16,746
Income tax (expense) benefit	(29,494)	416

(i) On December 11, 2024, the Luxembourg Parliament approved a reduction in the aggregate corporate income tax rate from 24.94% to 23.87%, effective for the year 2025. As NEXA’s standalone net operating losses do not meet the recognition criteria, deferred tax assets were not recognized. As a result, the tax rate reduction has no impact on the consolidated interim income statement.

(b)	Effects of deferred tax on income statement and other comprehensive income

Bookmark

	March 31,	March 31,
	2025	2024
Balance at the beginning of the period	104,352	68,667
Effect on loss for the period	(8,209)	16,746
Effect on other comprehensive (loss) income – Fair value adjustment	(306)	202
Effect on other comprehensive (loss) income – hedge accounting	(44)	874
Effect of included company in consolidation	1,997	-
Effect on other comprehensive income – Translation effect included in cumulative translation adjustment	14,573	(5,755)
Others	-	(4,422)
Balance at the end of period	112,363	76,312

(c)	Summary of uncertain tax positions on income tax

As of March 31, 2025, the main legal proceedings are related to: (i) the interpretation of the application of the Cerro Lindo's stability agreement; (ii) litigation of transfer pricing adjustments over transactions made with related parties; and (iii) the deductibility of certain costs and expenses.

The estimated amount of these contingent liabilities as of March 31, 2025, was USD 392,505, a decrease from the USD 430,567 reported as of December 31, 2024, mainly due to: (i) the withdrawal of the amounts related to the 2017 and 2018 uncertain income tax positions of Nexa El Porvenir and Nexa Atacocha, following Nexa’s decision to join SUNAT’s Tax Amnesty Program and pay USD10,871 in the first quarter of 2025 to obtain reductions on penalty and interests; and (ii) partial reduction of the amounts of uncertain income tax positions of Nexa CJM 2017 and Nexa Peru 2018, considering that Nexa opted to make payments in the first quarter of 2025 also to obtain reductions on penalty and interests, for further information, please see the note 1.1 (a).

Regarding the Cerro Lindo´s stability agreement, SUNAT issued unfavorable rulings for the 2014-2017 periods, arguing that the stabilized income tax rate, granted under the stability agreement applies only to the income generated from production of 5,000 tons per day, rather than from the Company’s entire production capacity, which expanded over time. The Company has appealed these decisions and may turn to the judiciary if an unfavorable outcome is received at the final administrative level. SUNAT is currently auditing the 2019 and 2020 tax years, while the 2021 audit remains pending (when the term of the stability agreement expired).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

In the fourth quarter of 2024, SUNAT completed its audit of the 2018 tax period, recognizing that part of the income generated from production in such a year was stabilized. In January 2025, Nexa’s management opted to pay USD 18,300 to obtain a 60% reduction in penalties and interests. However, these payments do not constitute an acknowledgment of liability for the tax debt and the Company will continue its legal defense within the applicable instances.

(d)	Pillar 2 – analysis on estimated effects

NEXA is within the scope of the OECD Pillar Two model rules which establish a new global minimum tax framework of 15% minimum tax. Pillar Two legislation was enacted in Luxembourg and in Brazil, already in effect for financial year beginning January 1, 2024, and January 1, 2025, respectively. However, no legislation regarding Pillar Two has been enacted in Peru yet.

The Company performed an assessment of the group’s potential exposure to Pillar Two income taxes by running initial testing under the OECD transitional safe harbor rules based on the most recent information available on tax filings, country-by-country reporting and financial statements for the constituent entities in the group. Based on the assessment performed, the jurisdictions where the Company operate qualify for at least one of the transitional safe harbor rules and management is not currently aware of any circumstances under which this might change. Therefore, the Company does not expect potential exposure to Pillar Two top-up tax.

9	Financial instruments
(a)	Breakdown by category

The Company’s financial assets and liabilities are classified as follows:

				March 31, 2025
	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		394,824	-	-	394,824
Financial investments		6,382	-	-	6,382
Other financial instruments	10 (a)	-	33,384	-	33,384
Trade accounts receivables		33,516	122,229	-	155,745
Investments in equity instruments		-	-	2,823	2,823
Related parties (i)		1,612	-	-	1,612
		436,334	155,613	2,823	594,770
Liabilities per balance sheet
Loans and financings	15 (a)	1,690,904	90,972	-	1,781,876
Lease liabilities	14 (b)	107,754	-	-	107,754
Other financial instruments	10 (a)	-	71,731	-	71,731
Trade payables		365,665	-	-	365,665
Confirming payables		267,862	-	-	267,862
Dividends payable		23,615	-	-	23,615
Use of public assets (ii)		19,412	-	-	19,412
Related parties (ii)		4,269	-	-	4,269
		2,479,481	162,703	-	2,642,184

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

				December 31, 2024

	Note	Amortized cost	Fair value through profit or loss	Fair value through Other comprehensive income	Total
Assets per balance sheet
Cash and cash equivalents		620,537	-	-	620,537
Financial investments		19,693	-	-	19,693
Other financial instruments	10 (a)	-	5,282	-	5,282
Trade accounts receivables		39,008	101,785	-	140,793
Investments in equity instruments		-	-	5,093	5,093
Related parties (i)		1,546	-	-	1,546
		680,784	107,067	5,093	792,944
Liabilities per balance sheet
Loans and financings	15 (a)	1,670,313	92,320	-	1,762,633
Lease liabilities	14 (b)	95,899	-	-	95,899
Other financial instruments	10 (a)	-	37,134	-	37,134
Trade payables		443,288	-	-	443,288
Confirming payables		268,175	-	-	268,175
Dividends payable		3,707	-	-	3,707
Use of public assets (ii)		18,047	-	-	18,047
Related parties (ii)		4,204	-	-	4,204
		2,503,633	129,454	-	2,633,087

Bookmark

(i) Classified as “Other assets” in the consolidated balance sheet.

(ii) Classified as “Other liabilities” in the consolidated balance sheet.

(b)	Fair value by hierarchy
				March 31,
				2025
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	33,384	33,384
Trade accounts receivables		-	122,229	122,229
Investments in equity instruments (i)		2,823	-	2,823
		2,823	155,613	158,436
Liabilities
Other financial instruments	10 (a)	-	71,731	71,731
Loans and financings designated at fair value (ii)		-	90,972	90,972
		-	162,703	162,703

				December 31,
				2024
	Note	Level 1	Level 2 (ii)	Total
Assets
Other financial instruments	10 (a)	-	5,282	5,282
Trade accounts receivables		-	101,785	101,785
Investments in equity instruments (i)		5,093	-	5,093
		5,093	107,067	112,160
Liabilities
Other financial instruments	10 (a)	-	37,134	37,134
Loans and financings designated at fair value (ii)		-	92,320	92,320
		-	129,454	129,454

(i) To determine the fair value of the investments in equity instruments, the Company uses the share’s quotation as of the last day of the reporting period.

(ii) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

10	Other financial instruments
(a)	Composition

bookmark

				March 31,
				2025
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	13,317	-	-	13,317
Non-current assets	20,067	-	-	20,067
				33,384
Current liabilities	(3,458)	(7,158)	1,313	(9,303)
Non-current liabilities	(29,696)	(22,971)	(9,761)	(62,428)
				(71,731)
Other financial instruments, net	230	(30,129)	(8,448)	(38,347)

				December 31,
				2024
	Derivatives financial instruments	Offtake agreement measured at FVTPL	Energy forward contracts at FVTPL	Total
Current assets	5,279	-	-	5,279
Non-current assets	3	-	-	3
				5,282
Current liabilities	(3,600)	(2,352)	(2,571)	(8,523)
Non-current liabilities	(198)	(17,314)	(11,099)	(28,611)
				(37,134)
Other financial instruments, net	1,484	(19,666)	(13,670)	(31,852)
(b)	Derivative financial instruments: Fair value by strategy
			March 31,		December 31,
			2025		2024
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	218,879	301	232,717	1,449
			301		1,449
Sales of zinc at a fixed price
Zinc forward	ton	1,365	3	2,584	203
			3		203
Interest rate risk
IPCA vs. CDI	BRL	100,000	(266)	100,000	(168)
CDI vs. USD (i)	BRL	650,000	192	-	-
			(74)		(168)

			230		1,484

(i) On March 28, 2025, Nexa executed a cross-currency swap transaction with a notional amount of USD 112,652 (BRL 650,000 at the transaction date) to hedge the BRL exposure related to Nexa BR debentures issued on April 2, 2024, in the same amount in BRL. The swap mirrors the interest and principal payment terms of the debentures, which mature on March 28, 2030, with semiannual payments. Under the swap agreement, Nexa will make semi-annual payments of 6.209% on the USD notional amount and will receive CDI + 1.50% p.a. floating on the BRL notional. This instrument is recognized at FVTPL (net financial results).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
22 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Derivative financial instruments: Changes in fair value in the three months ended on March 31 bookmark

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	9,456	(7,856)	(29)	-	32	(2,730)
Sales of zinc at a fixed price	-	(152)	-	-	-	(48)
Interest rate risk – IPCA vs. CDI	-	-	-	(154)	-	71
Interest rate risk – CDI vs. USD	-	-	-	189	-	-
March 31, 2025	9,456	(8,008)	(29)	35	32	(2,707)

Strategy	Cost of sales	Net revenues	Other income and expenses, net - note 6	Net financial results - note 7	Other comprehensive income	Realized (loss) gain
Mismatches of quotational periods	1,761	(1,256)	(13)	-	(118)	(3,064)
Sales of zinc at a fixed price	-	(1,069)	-	-	-	3
Interest rate risk – IPCA vs. CDI	-	-	-	10	-	(33)
Interest rate risk – CDI vs. EUR	-	-	-	12	-	-
March 31, 2024	1,761	(2,325)	(13)	22	(118)	(3,094)
(d)	Energy forward contracts

bookmark

			Notional	Notional
	March 31,	March 31,	March 31,	March 31,
	2025	2024	2025	2024
Balance at the beginning of the period	(13,670)	(16,064)	747,498	-
Changes in fair value	6,172	4,399	-	-
Foreign exchanges effects	(950)	463	-	-
Energy forward contracts (Megawatts)	-	-	749,341	631,584
Balance at the end of period	(8,448)	(11,202)	1,496,839	631,584

(e)	Offtake agreement measured at FVTPL: Changes in fair value
			Notional	Notional
	March 31,	March 31,	March 31,	March 31,
	2025	2024	2025	2024
Balance at the beginning of the period	(19,666)	(19,565)	22,288	27,562
Changes in fair value	(11,236)	(1,813)	-	-
Deliveries of copper concentrates (i)	-	-	(882)	(1,395)
Price cap realized (ii)	773	69	-	-
Balance at the end of period	(30,129)	(21,309)	21,406	26,167

(i) Since June 2023, the Company is delivering copper concentrates under an offtake agreement with an Offtaker signed in January 2022 (amended in July 2023) to sell 100% of the copper concentrate produced by Aripuana for 5 years or until Nexa fulfills the delivery of the outstanding volume, and which is scheduled to be achieved by the Company on the third quarter of 2028, based on the most updated schedule of copper concentrates deliveries. The transaction price agreed with the offtaker is the lower of the current market prices or a price cap.

(ii) During 2025 and 2024, there were sales with the copper price higher than the price cap, therefore resulting in the reduction of the financial instrument liability for these sales, and the revenue recognition according to its fair values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

11	Inventory
(a)	Composition

k

	March 31,	December 31,
	2025	2024
Finished products (i)	134,422	126,916
Semi-finished products (ii)	101,272	94,980
Raw materials	44,415	37,857
Auxiliary materials and consumables	117,561	105,160
Inventory provisions (iii)	(43,656)	(39,717)
	354,014	325,196

(i) Finished products increased during the three-month period ended March 31, 2025, mainly due to commercial strategies and inventory recovery in Brazil. This was partially offset by lower concentrate inventories in Peru, resulting from reduced ore processing and higher sales volumes.

(ii) Semi-finished products increased in the three-month period ended March 31, 2025, mainly due to the postponement of scheduled maintenance activities, which are now planned for later this year, and increased mineral production in Peru.

(iii) Inventory provisions increased in the three-month period ended on March 31, 2025, mainly due to provision for obsolescence of materials used in maintenance activities in Brazil.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
24 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

12	Property, plant and equipment
(a)	Changes in the three months ended on March 31
							March 31,	March 31,
							2025	2024
	Lands, dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligations	Mining projects	Other	Total	Total
Balance at the beginning of the period	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508	2,438,614
Cost	1,673,095	2,515,318	381,216	204,903	208,627	34,978	5,018,137	5,599,536
Accumulated depreciation and impairment	(774,933)	(1,807,526)	(67,504)	(110,558)	(149,075)	(11,033)	(2,920,629)	(3,160,922)
Balance at the beginning of the period	898,162	707,792	313,712	94,345	59,552	23,945	2,097,508	2,438,614
Additions	-	-	50,454	4,884	-	-	55,338	75,240
Disposals and write-offs	-	-	(322)	-	-	-	(322)	(260)
Depreciation	(11,875)	(25,913)	-	(2,106)	(197)	(173)	(40,264)	(56,715)
Impairment (loss) reversal of long-lived assets - note 17	-	-	(297)	-	-	-	(297)	17,219
Classified as assets held for sale	-	-	-	-	-	-	-	(16,216)
Foreign exchange effects	46,348	37,574	7,731	6,648	663	1,077	100,041	(50,424)
Remeasurement	-	-	-	(8,211)	-	-	(8,211)	1,999
Effect of new subsidiary acquisition	571	55	-	-	-	228	854	-
Transfers	36,493	22,094	(52,624)	-	(10,077)	2	(4,112)	-
Balance at the end of period	969,699	741,602	318,654	95,560	49,941	25,079	2,200,535	2,409,457
Cost	1,774,304	2,608,237	387,604	210,060	121,540	37,005	5,138,750	5,504,367
Accumulated depreciation and impairment	(804,605)	(1,866,635)	(68,950)	(114,500)	(71,599)	(11,926)	(2,938,215)	(3,094,910)
Balance at the end of period	969,699	741,602	318,654	95,560	49,941	25,079	2,200,535	2,409,457

Average annual depreciation rates %	5	10	-	UoP	UoP	9
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
25 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

13	Intangible assets
(a)	Changes in the three months ended on March 31
				March 31,	March 31,
				2025	2024
	Goodwill	Rights to use natural resources	Other	Total	Total
Balance at the beginning of the period	305,396	507,491	21,800	834,687	909,279
Cost	316,086	1,810,609	49,897	2,176,592	2,543,799
Accumulated amortization and impairment	(10,690)	(1,303,118)	(28,097)	(1,341,905)	(1,634,520)
Balance at the beginning of the period	305,396	507,491	21,800	834,687	909,279
Additions	-	113	165	278	879
Amortization	-	(15,781)	(505)	(16,286)	(14,181)
Foreign exchange effects	509	4,284	1,561	6,354	(3,142)
Effect of new subsidiary acquisition	-	-	7	7	-
Transfers	-	4,110	2	4,112	-
Balance at the end of period	305,905	500,217	23,030	829,152	892,835
Cost	317,433	1,846,589	54,013	2,218,035	2,229,904
Accumulated amortization and impairment	(11,528)	(1,346,372)	(30,983)	(1,388,883)	(1,337,069)
Balance at the end of period	305,905	500,217	23,030	829,152	892,835

Average annual depreciation rates %	-	UoP	3

Bookmark

14	Right-of-use assets and lease liabilities
(a)	Right-of-use assets - Changes in the three months ended on March 31
					March 31,	March 31,
					2025	2024
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
Balance at the beginning of the period	21,505	58,559	346	4,855	85,265	74,818
Cost	24,592	119,566	910	12,640	157,708	111,562
Accumulated amortization	(3,087)	(61,007)	(564)	(7,785)	(72,443)	(36,744)
Balance at the beginning of the period	21,505	58,559	346	4,855	85,265	74,818
New contracts	-	15,058	-	1,452	16,510	9,470
Renegotiation of contracts	(121)	-	-	-	(121)	-
Amortization	(555)	(7,765)	(41)	(898)	(9,259)	(6,093)
Remeasurement	(593)	-	-	-	(593)	(435)
Foreign exchange effects	(1,813)	2,626	24	313	1,150	(1,993)
Effect of new subsidiary acquisition	3,094	-	-	-	3,094	-
Balance at the end of period	21,517	68,478	329	5,722	96,046	75,767
Cost	32,707	124,069	509	7,393	164,678	117,559
Accumulated amortization	(11,190)	(55,591)	(180)	(1,671)	(68,632)	(41,792)
Balance at the end of period	21,517	68,478	329	5,722	96,046	75,767

Average annual amortization rates %	31	34	33	34
The accompanying notes are an integral part of these condensed consolidated interim financial statements.
26 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(b)	Lease liabilities – Changes in the three months ended on March 31
	March 31,	March 31,
	2025	2024
Balance at the beginning of the period	95,899	77,406
New contracts	16,510	9,470
Payments of lease liabilities	(8,577)	(5,145)
Interest paid on lease liabilities	(1,853)	(2,197)
Remeasurement	(593)	(435)
Accrued interest - Note 7	2,216	2,121
Foreign exchange effects	407	(1,586)
Effect of new subsidiary acquisition (i)	3,745	-
Balance at the end of the year	107,754	79,634
Current liabilities	38,494	25,789
Non-current liabilities	69,260	53,845

15	Loans and financings
(a)	Composition

bookmark

					Total		Fair value
				March 31,	December 31,	March 31,	December 31,
				2025	2024	2025	2024
Type	Average interest rate	Current	Non-current	Total	Total	Total	Total
Eurobonds – USD	Pre-USD 6.43%	27,890	1,210,026	1,237,916	1,231,129	1,282,519	1,247,522
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.86%	25,838	160,523	186,361	177,397	159,298	156,565
Export credit notes	SOFR TERM + 2.50% SOFR + 2.40%	704	180,486	181,190	184,135	180,762	184,737
Debentures	CDI+ 1.50%	(111)	112,488	112,377	107,310	108,046	105,012
Other		2,948	61,084	64,032	62,662	59,924	58,779
		57,269	1,724,607	1,781,876	1,762,633	1,790,549	1,752,615
Current portion of long-term loans and financings (principal)		24,028
Interest on loans and financings		33,241

(b)	Changes in the three months ended on March 31

bookmark

	March 31,	March 31,
	2025	2024
Balance at the beginning of the period	1,762,633	1,725,566
New loans and financings	-	30,244
Interest accrual	32,438	29,092
Amortization of debt issue costs	655	603
Changes in fair value of financing liabilities related to changes in the Company's own credit risk	(897)	596
Changes in fair value of loans and financings - Note 7	(848)	3,304
Debt modification gain (loss) - Note 7	-	(3,142)
Payments of loans and financings	(6,548)	(7,042)
Foreign exchange effects	24,100	(7,949)
Interest paid on loans and financings	(29,657)	(31,037)
Balance at the end of period	1,781,876	1,740,235

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
27 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

(c)	Maturity profile
							2025
	2025	2026	2027	2028	2029	As from 2030	Total
Eurobonds – USD (i)	28,257	(1,469)	214,119	399,896	(541)	597,654	1,237,916
BNDES	19,744	25,690	18,024	18,024	13,094	91,785	186,361
Export credit notes	723	(388)	89,502	(502)	91,858	(3)	181,190
Debentures	(67)	(177)	(177)	(177)	(177)	113,152	112,377
Other	2,466	1,928	1,928	51,928	1,928	3,854	64,032
	51,123	25,584	323,396	469,169	106,162	806,442	1,781,876

Bookmark

(i)The negative balances refer to related funding costs (fee) amortization.

(d)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at a consolidated level, including: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance requirements are standardized across all debt agreements.

As of December 31, 2024, the Company was not in compliance with one of the financial covenants under its BNDES loan agreements, specifically of the capitalization ratio, which is annually measured as Equity/Total Assets, and must be equal to or greater than 0.3. As a remediation action, the Company obtained bank guarantees prior to December 31,2024 for the total outstanding balances. The non-compliance was primarily due to accumulated losses over the last three years, impairment losses, one-off events, and the negative impacts of the prolonged ramp-up phase of Aripuanã.

On February 19, 2025, the Company obtained a formal waiver for this covenant measurement, therefore the covenant testing and any associated early repayment rights have been waived with respect to the financial statements of 2024 until the next measurement that will occur in the year 2026 for the fiscal year ending on December 31, 2025.

As of March 31, 2025, although management is aware that the financial ratio remains below the covenant threshold, this does not constitute a breach, as no contractual requirement exists for a quarterly covenant measurement that could trigger an event of default based on the consolidated interim financial statement. Accordingly, the loan has been classified as a non-current liability in these consolidated interim financial statements as of March 31, 2025.

The Company remains committed to implementing measures to ensure compliance with all financial covenants going forward. These measures include a review of the capital structure, initiatives to enhance operational performance, and efforts to reduce risk exposure. Except for the BNDES-related discussion above, there were no material changes to contractual guarantees during the period ending on March 31, 2025.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
28 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

16	Asset retirement, restoration and environmental obligations
(a)	Changes in the three months ended on March 31bookmark
				March 31,	March 31,
				2025	2024
	Asset retirement obligations	Environmental obligations	Other restoration obligations	Total	Total
Balance at the beginning of the period	240,408	32,160	6,820	279,388	314,919
Additions (ii)	5,257	929	-	6,186	3,334
Payments	(2,000)	(489)	-	(2,489)	(1,312)
Interest accrual - note 7	5,385	673	123	6,181	6,718
Remeasurement - discount rate (i) / (ii)	(7,767)	(752)	(61)	(8,580)	4,088
Foreign exchange effects	9,425	2,440	536	12,401	(5,756)
Classified as liabilities associated with assets held for sale	-	-	-	-	(25,863)
Balance at the end of the period	250,708	34,961	7,418	293,087	296,128
Current liabilities	39,537	1,345	3,714	44,596	40,023
Non-current liabilities	211,171	33,616	3,704	248,491	256,105

(i) As of March 31, 2025, the credit risk-adjusted rate used for Peru was between 10.76% and 12.21% (December 31, 2024: 3.39% and 12.29%) and for Brazil was between 7.61% and 9.93% (December 31, 2024: 4.02% and 8.51%). As of March 31, 2024, the credit risk-adjusted rate used for Peru was between 11.05% and 14.65% (December 31, 2023: 10.86% and 12.52%) and for Brazil was between 6.67% and 9.17% (December 31, 2023: 6.94% and 11.11%).

(ii) The changes observed in the period ended March 31, 2025, were mainly due to the revision of expected disbursement timelines related to decommissioning obligations in certain operations, in accordance with updates in their asset retirement and environmental obligations studies, along with increases in discount rates, as described above. As a result, asset retirement obligations for operational assets decreased by USD 3,327 (March 31, 2024: increase of USD 2,831), as shown in note 12. Additionally, expenses for asset retirement and environmental obligations for non-operational assets totaled USD 933 (March 31, 2024: loss of USD 4,591) as detailed in note 6.

17	Impairment of long-lived assets

According to NEXA’s policy, the company assesses at each reporting date whether there are indicators that the carrying amount of an asset or CGU may not be recoverable, or if a previously recorded impairment should be reversed. If any indicator exists, the Company estimates the assets or CGU’s recoverable amount. As of March 31, 2025, no impairment tests were required based on this assessment.

Additionally, as of March 31, 2025, the company recognized an impairment loss of USD 297 related to other individual assets, mainly classified under “Assets and projects under construction”. As of March 31, 2024, the Company recognized an impairment reversal of USD 17,219 composed of USD 16,216 for the Morro Agudo CGU and USD 1,003 related to other individual assets.

18	Long-term commitments
(a)	Project evaluation

On February 8, 2024, the Peruvian Government approved an extension of the deadline for the Accreditable Investment Commitment under the Magistral Transfer Contract from September 2025 to August 2028. As of December 31, 2024, the unexecuted Accreditable Investment Commitment totaled USD 323,000. If it is not completed by August 2028, the Company could face a potential penalty of up to USD 97,029.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
29 of 30

Nexa Resources S.A. Notes to the condensed consolidated interim financial statements Unaudited Three months ended on March 31 All amounts in thousands of US Dollars, unless otherwise stated

In December 2021, the Company submitted a request for the Modification of the Environmental Impact Assessment (MEIA) for the Magistral Project to the National Environmental Certification Agency (SENACE), through the applicable legal process. During the approval process, the Peruvian Water Authority (ANA) and the Protected Natural Areas Service - (SERNANP) raised unfavorable observations. On May 24, 2024, SENACE formally rejected the MEIA.

As stipulated in the contract, the Company is currently engaged in direct negotiations with the relevant authorities to evaluate the impact of this situation on the execution of the Project and expects to reach a resolution in the coming months.

(b)	Environmental guarantee for dams

On December 30, 2023, the State of Minas Gerais published Decree 48,747 of 2023, which regulates the environmental guarantee requirements as provided for in Law 23,291 of February 25, 2019 (the State Policy for Dam Safety). This guarantee aims to ensure environmental recovery in the event of an accident or deactivation of dams and applies to all dams with the characteristics established by the law.

In the second quarter of 2024, the Decree was amended to modify, among other provisions, the deadline for mining companies to indicate the type(s) of guarantee method(s) they would use. The Company complied with this requirement in September 2024. The amendment also established that mining companies must present 50% of the chosen guarantees by the end of 2024.

Nexa’s obligation is to provide a guarantee in the amount of approximately USD 21,151 (BRL 121,455). As of December 2024, the Company provided 50% of this amount - approximately USD 10,576 (BRL 60,728) - for all its structures in Minas Gerais through bank guarantees. The remaining 25% is expected to be submitted by the end of December 2025, and the final 25% by the end of 2026, in line with the Decree established timeline.

However, on December 31, 2024, a new Decree was published, further amending the text of Decree 48,747/2023. This latest amendment stipulates that the deadline for submitting guarantees will only begin once the environmental agency approves the Company’s proposal. Since this new Decree was published after Nexa submitted its guarantees, the Company must now wait for the environmental agency's analysis to address any requirements before proceeding with full compliance.

19	Events after the reporting period
(a)	Bond issuance and tender offers for 2027 and 2028 notes

On April 08, 2025, the Company completed a bond offering in the amount of USD 500,000, with a 12-year maturity and an annual interest rate of 6.60%, payable semi-annually. The proceeds were primarily used to repurchase portions of the Company’s 2027 and 2028 notes through concurrent tender offers. On April 09, 2025, the Company repurchased an aggregate principal amount of USD 104,987, representing 48.72% of the outstanding principal amount of the 2027 Notes, via a tender offer for any and all of its outstanding 2027 Notes. Additionally, the Company repurchased an aggregate principal amount of USD 289,483, representing 72.28% of the outstanding principal amount of the 2028 Notes, via a tender offer for a portion of those Notes. Following the tender offers, USD 110,513 of the 2027 Notes and USD 111,017 of the 2028 Notes remain outstanding. The remaining 2027 notes are expected to be fully redeemed via a make-whole call, set to be executed on May 23, 2025, as announced on April 23, 2025.

*.*.*

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
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